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	CENTRAL OHIO COAL COMPANY
	QUARTERLY REPORT PER REQUIREMENTS
	OF HOLDING COMPANY ACT RELEASE NO. 26573
	FOR THE QUARTER ENDED JUNE 30, 2000



	CONTENTS

								 Page

Statements of Income and Retained Earnings                     1

Balance Sheets                                                2-3

Information Concerning Mine Operations and
  Capital Improvements                                        4-5

Calculation of Cost of Capital and
  Statement of Cost of Commercial Coal Sold and Shipped        6

Statement of Cost of Operation                                 7

Analysis of Mining Plant in Service                            8

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	CENTRAL OHIO COAL COMPANY
	STATEMENT OF INCOME
	FOR THE QUARTER ENDED JUNE 30, 2000
	(UNAUDITED)


							(in thousands)

OPERATING REVENUES                                          $6,249

COST OF OPERATION                                            6,670

OPERATING LOSS                                                (421)

NONOPERATING INCOME                                            350

LOSS BEFORE FEDERAL INCOME TAXES                               (71)

FEDERAL INCOME TAX CREDIT                                      (71)

NET INCOME                                                  $ -



	STATEMENT OF RETAINED EARNINGS
	FOR THE QUARTER ENDED JUNE 30, 2000
	(UNAUDITED)

							(in thousands)

BALANCE AT BEGINNING OF PERIOD                                $2

NET INCOME                                                     -

BALANCE AT END OF PERIOD                                      $2


The common stock of the Company is wholly owned by Ohio Power Company.

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	CENTRAL OHIO COAL COMPANY
	BALANCE SHEET
	(UNAUDITED)
							   JUNE 30,
							     2000
							(in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $ 50,416
  Accumulated Depreciation and Amortization                  49,778

	 NET MINING PLANT                                       638

OTHER PROPERTY AND INVESTMENTS                               12,820

CURRENT ASSETS:
  Cash and Cash Equivalents                                     608
  Accounts Receivable:
    General                                                      88
    Affiliated Companies                                      3,431
  Advances to Affiliates                                     42,217
  Coal                                                        1,223
  Materials and Supplies                                      6,229
  Prepayments                                                    30

	 TOTAL CURRENT ASSETS                                53,826

DEFERRED INCOME TAXES                                        54,098

REGULATORY ASSETS                                               913

DEFERRED CHARGES                                              1,135

	   TOTAL                                           $123,430

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	CENTRAL OHIO COAL COMPANY
	BALANCE SHEET
	(UNAUDITED)


							  JUNE 30,
							    2000
						       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $0.10:
    Authorized - 100,000 Shares
    Outstanding - 69,000 Shares                           $      7
  Retained Earnings                                              2

	 TOTAL SHAREHOLDER'S EQUITY                              9

OTHER NONCURRENT LIABILITIES:
  Accrued Postretirement Benefits Other Than Pensions       52,492
  Accrued Reclamation Costs                                 36,604
  Mine Closure Costs                                         1,260
  Other Operating Reserves                                  20,690

	 TOTAL OTHER NONCURRENT LIABILITIES                111,046

CURRENT LIABILITIES:
  Accounts Payable:
    General                                                  1,963
    Affiliated Companies                                       454
  Taxes Accrued                                                521
  Accrued Reclamation Costs                                  5,316
  Accrued Vacation Pay                                         513
  Workers' Compensation Claims                               1,236
  Other                                                      1,931

	 TOTAL CURRENT LIABILITIES                          11,934

REGULATORY LIABILITIES & DEFERRED CREDITS                      441

	   TOTAL                                          $123,430

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	CENTRAL OHIO COAL COMPANY
	INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS FOR THE QUARTER ENDED JUNE 30, 2000

TAXES

As discussed in Note 2 of the Notes to Financial Statements in the 1999 Annual Report, the deductibility of certain interest deductions related to American Electric Power's (AEP's) corporate owned life insurance (COLI) program for taxable years 1991-1996 is under review by the Internal Revenue Service (IRS). Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions COLI interest deductions. A disallowance of COLI interest deductions through June 30, 2000 would increase expenses by approximately $10.9 million (including interest).

The Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1991-1998 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. These payments to the IRS are included on the Balance Sheet in other property and investments pending the resolution of this matter. The Company is seeking refunds through litigation of all amounts paid plus interest.

In order to resolve this issue, the Company filed suit against the United States (U.S.) in the U.S. District Court for the Southern District of Ohio in March 1998. In 1999 a U.S. Tax Court judge decided in the Winn-Dixie Stores v. Commissioner case that a corporate taxpayer's COLI interest deductions should be disallowed. Notwithstanding the Tax Court's Decision in Winn-Dixie, management has made no provision for any possible adverse earnings impact from this matter because it believes, and has been advised by outside counsel, that it has a meritorious position and will vigorously pursue its lawsuit. In the event the resolution of this matter is unfavorable, the Company expects to recover from Ohio Power Company all of its costs under the terms of the coal supply agreement.

BLACK LUNG

	In April 2000 the Company recorded a $649,000 provision for black lung expense. The amount was based on an actuarial valuation prepared as of January 1, 2000 which projected the amount of current black lung liabilities in excess of available trust funds.

MONEY POOL

	On June 15, 2000, the Company became a participant in the American Electric Power (AEP) System Money Pool (Money Pool). The Money Pool is a mechanism structured to meet the short-term cash requirements of the participants with AEP Company, Inc. acting as the primary borrower on behalf of the Money Pool. The Company's affiliates that are U.S.
domestic electric utility operating companies and coal-mining companies are the primary participants in the Money Pool.

	The operation of the Money Pool is designed to match on a daily basis the available cash and borrowing requirements of the participants. Participants with excess cash loan funds to the Money Pool reducing the amount of external funds AEP Company, Inc. needs to borrow to meet the short-term cash requirements of other participants with advances from the Money Pool. AEP Company, Inc. borrows the funds needed on a daily basis to meet the net cash requirements of the Money Pool participants. A weighted average daily interest rate which is calculated based on the outstanding short-term debt borrowings made by AEP Company, Inc. is applied to each Money Pool participant's daily outstanding investment or debt position to determine interest income or interest expense. Interest income is included in nonoperating income, and interest expense is included in interest charges. At June 30, 2000 the Company was a net investor in the Money Pool and reports its investment in the Money Pool as Advances to Affiliates on the Balance Sheet.




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
	CENTRAL OHIO COAL COMPANY
	CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
	FOR THE QUARTER ENDED JUNE 30, 2000
	(in thousands, except as noted)
                                                                                                 April through
												      June
												      2000
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
	    Common Stock                                                                            $      7

       B. Rate of Return Allowable per HCAR No. 26573:
	    10.27% per annum, 2.5675% per quarter                                                    .025675

       C. Earnings Allowable on Equity Investment
	    1. Current Quarter                                                                      $   -

	    2. Year-to-Date                                                                         $   -

       D. Net Income per Statement of Income                                                        $   -
	    Add: Interest Charges                                                                       -
	    Less: Nonoperating Income                                                                    350

       E. Applied Cost-of-Capital Billing Adder:
	    1. Current Quarter                                                                      $   (350)

	    2. Year-to-Date                                                                         $ (1,036)

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                              $  6,599

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                          (350)

       C. Cost Applicable to Current Quarter Coal Billings                                          $  6,249

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                           275,398

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                      $22.69

(a)     As represented by ?Cost of Operation? plus ?Federal Income Taxes? reported in Statement of Income.

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	CENTRAL OHIO COAL COMPANY
	STATEMENT OF COST OF OPERATION
	FOR THE QUARTER ENDED JUNE 30, 2000


						       (in thousands)

Direct Labor-UMW*                                          $   373
Indirect Labor-UMW*                                          1,137
Benefits-UMW*                                                3,104
Salaries and Benefits-Nonunion                                 858
Operating Supplies                                           1,291
Repair Parts and Materials                                   1,047
Electricity and Other Utilities                                565
Outside Services-Maintenance, Haulage and Reclamation          564
Taxes Other Than Federal Income Taxes**                        353
Rental of Equipment                                             15
Mining Cost Normalization***                                  (626)
Reclamation                                                 (2,308)
Other Production Costs                                         486

Subtotal                                                     6,859

Transfers of Production Costs (to)/from Coal Inventory        (189)

	  Total                                            $ 6,670

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment Taxes.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.


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	CENTRAL OHIO COAL COMPANY
	ANALYSIS OF MINING PLANT IN SERVICE
	AND RELATED ACCUMULATED PROVISIONS FOR
	DEPRECIATION AND AMORTIZATION

					      JUNE 30, 2000
							   Net
				      Gross  Accumulated  Carrying
				      Cost    Provisions   Amount
					      (in thousands)

	  Description

Surface Lands                        $   324    $  -        $324

Mining Structures and Equipment       47,800     47,486      314

Leasehold Improvements                 2,292      2,292       -

    Total Mining Plant in Service    $50,416    $49,778     $638